File Pursuant to Rule 433

File No. 333-193336

Dallas, Texas and Caesarea, Israel – January 19, 2016 – Zion Oil & Gas, Inc. (NASDAQ GM: ZN) is currently in a bond offering available only to its shareholders. We recently announced the extension of our 10% Bond Rights Offering to March 31, 2016. If you are a shareholder, you should have received information in the mail or via your broker about your right to purchase $100 Bonds that yield an annual 10% return with five year maturity date. Your broker is now able to purchase these $100 bonds for you. The offering was extended, for among other reasons, to allow Zion’s shareholders sufficient time to adequately and thoughtfully consider the offering. The Company received numerous complaints from shareholders who hold through brokers that they had not received offering materials from their brokers in a timely fashion so we felt that it was important to extend the opportunity for another couple of months.

Zion to be on Daystar!

We have exciting news to share. Zion recently completed work on a 30-minute film entitled The Oil of Israel: Prophecy Being Fulfilled.

It will start airing on the Daystar Television Network immediately and on other Christian networks soon. Check your local listings for dates and times. We highly encourage you to view this excellent video.

State of the Oil & Gas Sector

As most of you are aware, the oil and gas sector is going through very difficult times with over 250,000 oil and gas job losses having occurred globally thus far. As I write this, the price of a barrel of oil is under $30 (down from over $100 in 2014) for the first time in 12 years and many predict it will drop even lower. The world is awash in oil and the glut will likely worsen now that the Iran sanctions are lifted. Iran pledges to immediately begin selling half a million barrels of oil daily, eventually ramping up to several million barrels.

Both the Financial Times and Wall Street Journal (http://www.wsj.com/articles/iea-sees-oil-market-struggling-to-absorb-excess-supply-1453194130) are reporting that the International Energy Agency (IEA) states in their first report for 2016 that the “oil market faces the prospect of a third successive year when supply will exceed demand by 1 million barrels per day and there will be enormous strain on the ability of the oil system to absorb it efficiently,” and that the world may “drown in oversupply.” As a result, oil and gas company stock value has taken a huge hit across the sector and Zion’s stock value has slid some although not to the same degree as the broader sector. Despite the fact that the globe is awash in oil supply, Israel imports essentially all of her oil (domestic oil production is virtually nonexistent) and any significant oil that we discover will be refined by Israel (in one of two existing refineries) and for Israel’s use in country. Israel consumes approximately 235,000 barrels per day of oil, including substantial fuel requirements for military and air force operations.

Zion plans to begin drill site construction next month near Kibbutz Sde Eliyahu on our 99,000 acre Megiddo-Jezreel License. We have already received our oil field casing / drill pipe from overseas. Israel’s Northern District Committee in Nazareth has unanimously approved our drilling request. Assuming no further delays, Zion plans to start drilling the Megiddo-Jezreel #1 (MJ-1) well in the next few months. However, there are a couple of key factors that could delay the spud date of our next well. We continue to engage in late-stage drilling contract negotiations but our main challenge has been that we have not yet been successful in raising sufficient funds to drill the MJ-1 well to a depth of almost 15,000 feet.

During times like these we return to our unwavering foundational mission to bless Israel by finding and producing oil and natural gas and to help make Israel politically and economically independent. “I will bless those who bless you…” Genesis 12:3

We remain resolutely committed to drilling this next well soon but the timing is obviously in God’s hands. “A man’s heart plans his way, but the Lord directs his steps.” Proverbs 16:9

Thank you for your ongoing prayers and support!

This letter update does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and there will be no sale of any securities in any state in which such an offer, solicitation, or purchase would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The offer of the Senior Convertible Bond issuable upon exercise of the rights is made only by means of the prospectus supplement dated October, 21, 2015, as subsequently amended, filed with the SEC, and related documents. A copy of the prospectus may be obtained, free of charge, on the SEC website at www.sec.gov, or by contacting us at info@zionoil.com or by calling us at 888-891-9466. Before you invest, you should carefully read the prospectus and other documents Zion has filed with the SEC for more complete information about Zion and the rights offering.

FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, WE HIGHLY ENCOURAGE YOU TO READ AND STUDY THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS SUPPLEMENT DATED OCTOBER 21, 2015, AS AMENDED.

For a free Prospectus and/or if you have questions, please contact us toll-free at 888-891-9466 or via email: info@zionoil.com.

FORWARD LOOKING STATEMENTS: Statements stated herein that are not historical fact, including Zion’s planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.